SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Shertis Empreendimentos e Participações S.A. Consolidated Financial Statements and Reports of Independent Registered Public Accounting Firms December 31, 2009

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders’ of Gafisa S.A.:

1. We have audited the accompanying balance sheet of Shertis Empreendimentos e Participações S.A. (the “Company”) as of December 31, 2009 and the related statement of changes in shareholders’ equity expressed in Brazilian Reais. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. Our examination comprised reading the legal acts of the Company constitution and the legal acts of the stock capital increase of the Company.

3. In our opinion, the balance sheet referred to above present fairly, in all material respects, the financial position of Shertis Empreendimentos e Participações S.A. as of December 31, 2009 and the changes in its shareholders’ equity for the year then ended in accordance with accounting practices adopted in Brazil.

/s/ Terco Grant Thornton Auditores Independentes São Paulo, March 31, 2010

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Shertis Empreendimentos e Participações S.A.
Balance sheet as of December 31, 2009
(pre–operational)
(in R$)

ASSETS

	Notes	2009

Current assets
Cash and cash equivalents	4	100

Total current assets		100

Total assets		100

The accompanying notes are an integral part of these financial statements.

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Shertis Empreendimentos e Participações S.A.
Balance sheet as of December 31, 2009
(pre–operational)
(in R$)

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	2009

Shareholders' equity
Capital stock	6	100

Total shareholders' equity		100

Total liabilities and shareholders' equity		100

The accompanying notes are an integral part of these financial statements.

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Shertis Empreendimentos e Participações S.A.
Statement of changes in Shareholders' equity
from July 16, 2009 to December 31, 2009
(pre–operational)
(in R$)

	Capital stock	Total
Capital increase in July 16, 2009	100	100
Total shareholders' equity	100	100

At December 31, 2009	100	100

The accompanying notes are an integral part of these financial statements.

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Shertis Empreendimentos e Participações S.A.
Notes to the Financial Statements
July 16, 2009 to December 31, 2009
(In Brazilian reais, unless otherwise stated)

1. Operations

Shertis Empreendimentos e Participações S.A. (“Shertis” or “Company”) is a corporation governed by its by-laws and applicable legal regulations. The Company was constituted in July 16, 2009 and has by its social object the holding of interests in other entities, as shareholder or partner, in Brazil and other countries.

In February 28, 2010 Company’s shareholders decided to increase the Company capital stock upon issuing common book-entry shares, with no par value, that were completely subscribed and paid in by the shareholder Alphaville Participações S.A., and upon credit capitalization that the subscriber holds before Alphaville Urbanismo S.A.

2. Cash and cash equivalents

Dec. 31, 2009

Cash and cash equivalents	100

Total	100

3. Shareholders’ equity

3.1. Capital stock

The capital stock fully paid in at December 31, 2009 is R$100, represented by 100 common book-entry shares, with no par value.

3.2. Legal reserve

Pursuant to the Company by-laws and Art. 202 of Law 6,404/76, shareholders holding shares of any kind are entitled to, at least, 25% of fiscal year net profit, in accordance with accounting practices adopted in Brazil.

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3.3. Dividends

Pursuant to the Company by-laws and Art. 202 of Law 6,404/76, shareholders holding shares of any kind are entitled to, at least, 25% of fiscal year net profit, in accordance with accounting practices adopted in Brazil.

4. Subsequent event

In February 28, 2009 Company shareholders approved, by unanimity, the increase in the Company’s capital stock in R$20,020,910, through the issuance of 20,020,910 common book-entry shares, with no par value, at R$1.00 per share, which were completely paid-in and subscribed by the shareholder Alphaville Participações S.A., upon the transfer of common shares of Alphaville Urbanismo S.A..

In February 28, 2009 Company shareholders approved, by unanimity, the increase in the Company’s capital stock in R$1,881,479, through the issuance of 1,881,479 common book-entry shares, with no par value, at R$1.00 per share, which were completely paid-in and subscribed by the shareholder Alphaville Participações S.A., upon the capitalization of credits that the subscriber holds before Alphaville Urbanismo S.A..

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer